                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)/1/

                                Aurora Foods Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   05164B 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Joseph A. Domonkos
                                 Vice President
                             Fenway Partners II, LLC
                             152 West 57/th/ Street
                               New York, NY 10019
                                 (212) 698-9400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 27, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

_______________

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  05164B 10 6                                 Page 2 of 21 Pages
--------------------------------------------------------------------------------
                                       13D

--------------------------------------------------------------------------------
 1.       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Fenway Partners Capital Fund, L.P.
          EIN No.:  13-3802753
--------------------------------------------------------------------------------
 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3.       SEC USE ONLY


--------------------------------------------------------------------------------
 4.       SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
 5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       [_]
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                    7.     SOLE VOTING POWER
 NUMBER OF
 SHARES                    17,791,373 shares of Common Stock
 BENEFICIALLY     --------------------------------------------------------------
 OWNED BY           8.     SHARED VOTING POWER
 EACH
 REPORTING                 0
 PERSON           --------------------------------------------------------------
 WITH               9.     SOLE DISPOSITIVE POWER

                           17,791,373 shares of Common Stock
                  --------------------------------------------------------------
                    10.    SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
 11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,791,373 shares of Common Stock
--------------------------------------------------------------------------------
 12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
          EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
 13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.3%
--------------------------------------------------------------------------------
 14.      TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  05164B 10 6                                     Page 3 of 21 Pages
--------------------------------------------------------------------------------
                                       13D

--------------------------------------------------------------------------------
 1.       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Fenway Partners Capital Fund II, L.P.
          EIN No.:  06-1522850
--------------------------------------------------------------------------------
 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3.       SEC USE ONLY

--------------------------------------------------------------------------------
 4.       SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
 5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       [_]
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                     7.     SOLE VOTING POWER
 NUMBER OF
 SHARES                     4,499,022 shares of Common Stock*
 BENEFICIALLY      -------------------------------------------------------------
 OWNED BY            8.     SHARED VOTING POWER
 EACH
 REPORTING                  0
 PERSON            -------------------------------------------------------------
 WITH                9.     SOLE DISPOSITIVE POWER

                            4,499,022 shares of Common Stock*
                   -------------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
 11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,499,022 shares of Common Stock*
--------------------------------------------------------------------------------
 12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
          EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
 13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0%*
--------------------------------------------------------------------------------
 14.      TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 05164B 10 6                                         Page 4 of 21 Pages
--------------------------------------------------------------------------------
                                       13D

  ------------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Fenway Partners, L.P.
           EIN No.: 13-3802752
  ------------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[X]

  ------------------------------------------------------------------------------
  3.       SEC USE ONLY

  ------------------------------------------------------------------------------
  4.       SOURCE OF FUNDS

           Not applicable
  ------------------------------------------------------------------------------

  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [_]
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

  ------------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
  ------------------------------------------------------------------------------
                             7.     SOLE VOTING POWER
  NUMBER OF
  SHARES                             0
  BENEFICIALLY              ----------------------------------------------------
  OWNED BY                   8.     SHARED VOTING POWER
  EACH
  REPORTING                          17,791,373 shares of Common Stock+
  PERSON                    ----------------------------------------------------
  WITH                       9.     SOLE DISPOSITIVE POWER

                                     0
                            ----------------------------------------------------
                             10.    SHARED DISPOSITIVE POWER

                                     17,791,373 shares of Common Stock+
  ------------------------------------------------------------------------------
  11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,791,373 shares of Common Stock+
  ------------------------------------------------------------------------------
  12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     [_]
           EXCLUDES CERTAIN SHARES

  ------------------------------------------------------------------------------
  13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           24.3%+
  ------------------------------------------------------------------------------
  14.      TYPE OF REPORTING PERSON

           PN
  ------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 05164B 10 6                                         Page 5 of 21 Pages
--------------------------------------------------------------------------------
                                       13D

  ------------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Fenway Partners Management, Inc.
           EIN No.: 13-3796651
  ------------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[X]

  ------------------------------------------------------------------------------
  3.       SEC USE ONLY

  ------------------------------------------------------------------------------
  4.       SOURCE OF FUNDS

           Not applicable
  ------------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [_]
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

  ------------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
  ------------------------------------------------------------------------------
                      7.      SOLE VOTING POWER
  NUMBER OF
  SHARES                       0
  BENEFICIALLY       -----------------------------------------------------------
  OWNED BY            8.      SHARED VOTING POWER
  EACH
  REPORTING                    17,791,373 shares of Common Stock+
  PERSON             -----------------------------------------------------------
  WITH                9.      SOLE DISPOSITIVE POWER

                               0
                     -----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER

                               17,791,373 shares of Common Stock+
  ------------------------------------------------------------------------------
  11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,791,373 shares of Common Stock+
  ------------------------------------------------------------------------------
  12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     [_]
           EXCLUDES CERTAIN SHARES

  ------------------------------------------------------------------------------
  13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           24.3%+
  ------------------------------------------------------------------------------
  14.      TYPE OF REPORTING PERSON

           CO
  ------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  05164B 10 6                            Page 6 of 21 Pages
--------------------------------------------------------------------------------
                                       13D

--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Fenway Partners II, LLC
        EIN No.: 06-1522851
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS

        Not applicable
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                         [_]
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                     7.      SOLE VOTING POWER
 NUMBER OF
 SHARES                      0
 BENEFICIALLY     --------------------------------------------------------------
 OWNED BY            8.      SHARED VOTING POWER
 EACH
 REPORTING                   4,499,022 shares of Common Stock*+
 PERSON           --------------------------------------------------------------
 WITH                9.      SOLE DISPOSITIVE POWER

                             0
                  --------------------------------------------------------------
                     10.     SHARED DISPOSITIVE POWER

                             4,499,022 shares of Common Stock*+
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,499,022 shares of Common Stock*+
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        [_]
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.0%*+
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  05164B 10 6                            Page 7 of 21 Pages
--------------------------------------------------------------------------------
                                       13D

--------------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Peter Lamm
--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3.    SEC USE ONLY

--------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS

       Not applicable
--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                          [_]
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                      7.      SOLE VOTING POWER
 NUMBER OF
 SHARES                       0
 BENEFICIALLY       ------------------------------------------------------------
 OWNED BY             8.      SHARED VOTING POWER
 EACH
 REPORTING                    22,683,213 shares of Common Stock*+
 PERSON             ------------------------------------------------------------
 WITH                 9.      SOLE DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER

                              22,683,213 shares of Common Stock*+
--------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,683,213 shares of Common Stock*+
--------------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [_]
       EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       29.9%*+
--------------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  05164B 10 6                                 Page 8 of 21 Pages
--------------------------------------------------------------------------------
                                       13D

--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Richard C. Dresdale
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS

        Not applicable
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                         [_]
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER
 NUMBER OF
 SHARES                     0
 BENEFICIALLY       ------------------------------------------------------------
 OWNED BY             8.    SHARED VOTING POWER
 EACH
 REPORTING                  22,683,213 shares of Common Stock*+
 PERSON             ------------------------------------------------------------
 WITH                 9.    SOLE DISPOSITIVE POWER

                            0
                    ------------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                            22,683,213 shares of Common Stock*+
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,683,213 shares of Common Stock*+
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        [_]
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        29.9%*+
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

         * These beneficial ownership calculations include the common stock of Aurora Foods Inc. issuable upon conversion of the Series A Cumulative Preferred Stock. The calculations assume the initial conversion price of the Series A Cumulative Preferred Stock and do not reflect accumulated but unpaid dividends payable in Series A Cumulative Preferred Stock. As described more fully in Items 3-5, additional shares of common stock of Aurora Foods Inc. will be issuable upon conversion as a result of such accumulated dividends, and will also be issuable upon any adjustment to the conversion price of the Series A Cumulative Preferred Stock as a result of the issuance of additional securities of Aurora Foods Inc. that have an issue price less than the conversion price for such Series A Cumulative Preferred Stock, including certain warrant issuances that are the subject of this filing.

         + The filing person has disclaimed beneficial ownership of certain shares, see Item 5.

         This Schedule 13D/A amends and supplements the Schedule 13D filed by Fenway Partners Capital Fund II, L.P. ("Fund II") on June 6, 2001. Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "1934 Act"), this Schedule 13D/A constitutes a joint filing by Fenway Partners Capital Fund, L.P. ("Fund I" and, together with Fund II, the "Fenway Funds"), Fund II, Fenway Partners, Inc. ("Fenway Partners"), Fenway Partners, L.P. ("FP"), Fenway Partners Management, Inc. ("FPMI"), Fenway Partners II, LLC ("FP II"), Peter Lamm, and Richard C. Dresdale (collectively, the "Reporting Persons"). Fund I previously filed Schedule 13G jointly with certain other parties on February 16, 1999, and filed an amendment on Schedule 13G/A jointly with certain other parties on February 14, 2000.

         Information given in response to each item shall be deemed incorporated by reference in all other items.

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D/A (the "Statement") relates is the Common Stock, $0.01 par value per share (the "Common Stock") of Aurora Foods Inc., a Delaware corporation (the "Company").


         The principal executive offices of the Company are located at 11432 Lackland Road, St. Louis, Missouri 63146.

Item 2.  Identity and Background.

         (a) This Statement is being filed by Fund I, a Delaware limited partnership, Fund II, a Delaware limited partnership, FP, a Delaware limited partnership, FPMI, a Delaware corporation, FP II, a Delaware limited liability company, Peter Lamm and Richard C. Dresdale. The Reporting Persons have entered into a Joint Filing Agreement, dated August 8, 2002, a copy of which is filed herewith as Exhibit IV, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the 1934 Act.

                              (Page 9 of 21 Pages)

         The sole general partner of Fund I is FP, whose sole general partner is FPMI. The executive officers of FPMI are set forth on Schedule A hereto. The managing directors of FPMI are Peter Lamm, Richard C. Dresdale, Andrea Geisser,
W. Gregg Smart, and Mark R. Genender. The board of directors of FPMI consists of Messrs. Lamm, Dresdale and Geisser. Messrs. Lamm and Dresdale are the majority owners of FPMI.

         The sole general partner of Fund II is FP II. The executive officers of FP II are set forth on Schedule B hereto. The managing directors of FP II are Messrs. Lamm, Dresdale, Geisser, Smart, and Genender (together with the managing directors, executive officers and board of directors of FPMI, but excluding Messrs. Lamm and Dresdale, the "Fenway Principals"). The board of managers of FP II consists of Messrs. Lamm and Dresdale. Messrs. Lamm and Dresdale are the majority owners of FP II.

         (b) The principal business and principal office address of the Reporting Persons and the Fenway Principals is 152 West 57th Street, New York, NY 10019.

         (c) The principal business of Fund I is that of an investment limited partnership. The principal business of FP is that of general partner of Fund I, and the principal business of FPMI is that of general partner of FP.

         The principal business of Fund II is that of an investment limited partnership. The principal business of FP II is that of general partner of Fund II.

         The principal occupations of Mr. Lamm, Mr. Dresdale, and the Fenway Principals, respectively, appear in Schedules A and B.

         (d) None of the Reporting Persons or the Fenway Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or the Fenway Principals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Messrs. Lamm and Dresdale are citizens of the United States, and each of the other Reporting Persons is organized under the laws of the State of Delaware. Each of the Fenway Principals is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.


         Fund I and Fund II received the funds for such a purpose through contributions of capital from their limited partners. No part of any purchase was financed with borrowed funds.

                              (Page 10 of 21 Pages)

         Pursuant to a Note Purchase Agreement, dated as of June 27, 2002 (the "Note Agreement") between the Company, Fund I, Fund II, and certain other existing stockholders of the Company (together, the "Note Investors"), the Note Investors acquired 12% unsecured promissory notes due October 1, 2006 (the "Notes") and warrants to purchase Common Stock of the Company at an exercise price per share of $0.01 (subject to adjustment) (the "July Warrants"). Fund I acquired warrants immediately exercisable for 1,001,280 shares of the Company's Common Stock on July 8, 2002, in partial consideration for Fund I's purchase on June 27, 2002 of $7,152,000 aggregate principal amount of the Company's Notes for $6,937,440, and its purchase on July 2, 2002 of $4,768,000 aggregate principal amount of the Company's Notes for $4,624,960. On July 8, 2002, Fund II acquired warrants immediately exercisable for 250,320 shares of the Company's Common Stock, in partial consideration for Fund II's purchase on June 27, 2002 of $1,788,000 aggregate principal amount of the Company's Notes for $1,734,360, and its purchase on July 2, 2002 of $1,192,000 aggregate principal amount of the Company's Notes for $1,156,240. The other Note Investors, who are not Reporting Persons, on July 8, 2002, acquired warrants immediately exercisable for 848,400 shares of the Company's Common Stock, in partial consideration for their aggregate purchases on June 27, 2002 of $6,060,000 aggregate principal amount of the Company's Notes for $5,878,200, and their aggregate purchases on July 2, 2002 of $4,040,000 aggregate principal amount of the Company's Notes for $3,918,800. The issuance of these warrants will cause an adjustment to the conversion price of the Company's Series A Cumulative Preferred Stock held by Fund II ("Series A Stock").

         On May 1, 2002, Fund I and certain other existing stockholders of the Company (together, the "Subordinated Participants") entered into a Revolving Loan Subordinated Participation Agreement with the Company's senior lenders (the "Participation Agreement"). Pursuant to the Participation Agreement, the Subordinated Participants agreed to participate in the Company's senior credit facility to satisfy requirements of the Company's senior lenders, in consideration for which the Company issued warrants (the "May Warrants" and, together with the July Warrants, the "Warrants") to purchase shares of its Common Stock pursuant to a Warrant Issuance Agreement dated as of May 1, 2002 (the "Warrant Issuance Agreement"). The number of warrants issued to the Subordinated Participants is subject to downward adjustment pursuant to the terms of the Warrant Issuance Agreement. The exercise price of the warrants is $0.01 per share (subject to adjustment). Fund I agreed to participate, subject to the terms of the Participation Agreement, up to an aggregate amount of $5,959,683, and received warrants exercisable after November 1, 2002 for up to 428,042 shares of Common Stock. The other Subordinated Participants, who are not Reporting Persons, agreed to participate, subject to the terms of the Participation Agreement, up to an aggregate amount of $4,040,317, and received warrants exercisable after November 1, 2002 for a total of 290,188 shares of Common Stock. The Participation Agreement terminated, pursuant to a Termination Agreement dated as of July 2, 2002, as contemplated by the Note Agreement. The issuance of these warrants will cause an adjustment to the conversion price for the Series A Stock held by Fund II.

         As previously disclosed in the Schedule 13D filed by Fund II on June 6, 2001, and pursuant to a Securities Purchase Agreement, dated as of September 20, 2000 (the "Agreement")

                              (Page 11 of 21 Pages)
between the Company, Fund II and certain other existing stockholders of the Company (collectively, the "Purchasers"), Fund II purchased 1,967,193 shares of the Series A Stock for $7,868,772, which shares of Series A Stock are currently convertible into 2,348,887 shares of Common Stock, excluding accumulated dividends payable in Series A Stock and any adjustment to the conversion price as a result of the issuance of the Warrants described above.

         On September 26, 2001, Fund II sold 6,479 shares of Series A Stock, currently convertible to approximately 7,736 shares of Common Stock (excluding accumulated dividends payable in Series A Stock and any adjustment to the conversion price as a result of the issuance of the Warrants described above) to FPIP, LLC ("FPIP") for $26,325, and sold 3,071 shares of Series A Stock, currently convertible into approximately 3,666 shares of Common Stock (excluding accumulated dividends payable in Series A Stock and any adjustment to the conversion price as a result of the issuance of the Warrants described above) to FPIP Trust, LLC ("FPIP Trust") for $12,476. FPIP and FPIP Trust make co-investments alongside the Fenway Funds, as described more fully in Item 5. As a result of these sales, Fund II holds 1,957,643 shares of Series A Stock currently convertible into approximately 2,337,484 shares of Common Stock (excluding accumulated dividends payable in Series A Stock and any adjustment to the conversion price as a result of the issuance of the Warrants described above).

Item 4.  Purpose of Transaction.

         The shares of Common Stock covered by this Statement are being held for investment purposes. The Reporting Persons may assess the market for the purchase and sale of the Common Stock, as well as the Company's financial position and operations and retain the right to change their investment intent. Depending upon a continuing assessment and upon future developments and contingent upon restrictions contained in various agreements to which the Reporting Persons and the Company are parties, the Reporting Persons may determine, from time to time or at any time, to acquire or to sell or otherwise dispose of some or all of the Common Stock. In making any such determination, the Reporting Persons will consider their goals and objectives, other business opportunities available to them, as well as general economic and stock market conditions.

         On July 23, 2002, Dale F. Morrison became a member of the board of directors of the Company, increasing the size of its board of directors to 11 members. Mr. Morrison is a director of and consultant for a number of companies affiliated with the Reporting Persons.

         On June 28, 2002, the Company announced that it is pursuing a number of ongoing initiatives to improve liquidity and reduce debt. The Company has retained Merrill Lynch & Co., Inc. and J.P. Morgan Chase & Co. to explore strategic alternatives to further deleverage its balance sheet, including the sale of certain assets or businesses. The Company has also announced that it closed its West Seneca, New York, bagel facility, transferring production to its facility in Mattoon, Illinois.

         As previously disclosed in the Schedule 13D filed by Fund II, on September 20, 2000, the Company issued 3,750,000 shares of its Series A Convertible Cumulative Preferred Stock to certain existing stockholders at a price of $4.00 per share for an aggregate offering price of

                              (Page 12 of 21 Pages)

$15,000,000. Pursuant to the terms of the Agreement, the Company filed a Certificate of Designation with the Secretary of State of Delaware, creating the Series A Stock. Each share of Series A Stock has a par value of $0.01, pays a cumulative dividend in arrears of 8% and has a liquidation preference value of the greater of (i) $4.00 per share, plus accumulated dividends if any, plus any unpaid dividends or (ii) the amount payable with respect to the number of shares of Common Stock into which the shares of Series A Stock plus accumulated dividends, if any, plus any unpaid dividends could be converted (assuming the conversion of all outstanding shares of Series A Stock immediately prior to the liquidation). The Series A Stock is convertible into the number of shares of Common Stock equal to $4.00 plus accumulated dividends, if any, and any unpaid dividends since the last dividend payment date divided by the conversion price (the "Conversion Price"). The Conversion Price was initially $3.35 (the "Initial Conversion Price") and is subject to adjustment for equity issuances by the Company at a price per share less than the Conversion Price. The Warrants will require that the Company determine the fair value of the consideration received for the warrants issued and make any adjustment to the Conversion Price necessary to reflect such issuances. The Series A Stock converts at the Company's option into shares of Common Stock in the event that the Common Stock trades for 10 consecutive days at a price that is in excess of 200% of the Conversion Price. Preferred dividends, to the extent they are paid, will be paid in the form of additional Series A Stock until such time as the restriction on payments of dividends contained in the senior secured debt agreements of the Company are no longer in effect, at which time the Company will consider how future dividends will be paid.

         Pursuant to a Securityholders Agreement dated as of April 8, 1998 (the "Securityholders Agreement"), incorporated by reference as Exhibit IV, as amended from time to time, the Fenway Funds, FPIP and FPIP Trust have the right to designate three members of the board of directors of the Company. The three directors are currently Messrs. Lamm, Dresdale and Geisser. Mr. Lamm is Chief Executive Officer, Chairman, Treasurer and Managing Director of each of FP, FP II and FPMI. Mr. Dresdale is President, Secretary and Managing Director of each of FP, FP II and FPMI. Mr. Geisser is Vice President and Managing Director of each of FP, FP II and FPMI. The Fenway Funds disclaim that they are part of a "group" by virtue of the Securityholders Agreement for purposes of Section 13(d)(3) of the 1934 Act, and each disclaims beneficial ownership of all Common Stock held by any other party to the Securityholders Agreement.

         Other than as described in this Statement, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company;

                              (Page 13 of 21 Pages)

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or

         (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Company.

         (a) As of the date hereof, Fund I owns a total of 17,791,373 shares of Common Stock of the Company consisting of 16,362,051 shares of the Company's Common Stock, and warrants exercisable for 1,429,322 shares of the Company's Common Stock, or approximately 24.3% of the sum of the outstanding shares based on 71,823,379 shares outstanding (the "Outstanding Shares") as of June 15, 2002 as represented by the Company in the Note Agreement and 1,429,322 shares of Common Stock issuable upon exercise of warrants held by Fund I.

         As of the date hereof, Fund II owns a total of 4,499,022 shares of Common Stock of the Company consisting of 1,911,218 shares of the Company's Common Stock, 1,957,643 shares of Series A Stock convertible into 2,337,484 shares of the Company's Common Stock, and warrants exercisable for 250,320 shares of the Company's Common Stock, or approximately 6.0% of the sum of the Outstanding Shares and 2,587,804 shares of Common Stock issuable upon conversion of Series A Stock and exercise of warrants held by Fund II. Fund II is entitled to additional shares of Common Stock upon conversion of the Series A Stock as a result of accumulated dividends payable in Series A Stock, and will be entitled to additional shares of Common Stock upon an adjustment to the Conversion Price of the Series A Stock to reflect the issuance of the Warrants.

         As of the date hereof, FP may be deemed, in its capacity as general partner of Fund I, to indirectly beneficially own a total of 17,791,373 shares of Common Stock of the Company consisting of 16,362,051 shares of the Company's Common Stock, and warrants exercisable for 1,429,322 shares of the Company's Common Stock, or approximately 24.3% of the sum of the Outstanding Shares and 1,429,322 shares of Common Stock issuable upon exercise of warrants held by Fund I. FP disclaims beneficial ownership of any such shares except to the extent of its pecuniary interest therein.

         As of the date hereof, FPMI may be deemed, in its capacity as the general partner of FP, the general partner of Fund I, to indirectly beneficially own a total of 17,791,373 shares of Common Stock of the Company consisting of 16,362,051 shares of the Company's Common Stock, and warrants exercisable for 1,429,322 shares of the Company's Common Stock, or

                              (Page 14 of 21 Pages)
approximately 24.3% of the sum of the Outstanding Shares and 1,429,322 shares of Common Stock issuable upon exercise of warrants held by Fund I. FPMI disclaims beneficial ownership of any such shares except to the extent of its pecuniary interest therein.

         As of the date hereof, FP II may be deemed, in its capacity as general partner of Fund II, to indirectly beneficially own a total of 4,499,022 shares of Common Stock of the Company consisting of 1,911,218 shares of the Company's Common Stock, 1,957,643 shares of Series A Stock convertible into 2,337,484 shares of the Company's Common Stock, and warrants exercisable for 250,320 shares of the Company's Common Stock, or approximately 6.0% of the sum of the Outstanding Shares and 2,587,804 shares of Common Stock issuable upon conversion of Series A Stock and exercise of warrants held by Fund II. Fund II is entitled to additional shares of Common Stock upon conversion of the Series A Stock as a result of accumulated dividends payable in Series A Stock, and will be entitled to additional shares of Common Stock upon an adjustment to the Conversion Price of the Series A Stock to reflect the issuance of the Warrants. FP II disclaims beneficial ownership of any such shares except to the extent of its pecuniary interest therein.

         As of the date hereof, Peter Lamm may be deemed, by virtue of his relationships to the Fenway Funds, FPIP and FPIP Trust,/1/ to indirectly beneficially own a total of 22,683,213 shares of Common Stock of the Company consisting of 18,654,685 shares of the Company's Common Stock, 1,967,193 shares of Series A Stock convertible into 2,348,886 shares of the Company's Common Stock, and warrants exercisable for 1,679,642 shares of the Company's Common Stock, or approximately 29.9% of the sum of the Outstanding Shares and 4,028,528 shares of Common Stock issuable upon conversion of Series A Stock held by Fund II, FPIP and FPIP Trust, and exercise of warrants held by Fund I and Fund II. Fund II, FPIP and FPIP Trust are entitled to additional shares of Common Stock upon conversion of the Series A Stock as a result of accumulated dividends payable in Series A Stock, and will be entitled to additional shares of Common Stock upon an adjustment to the Conversion Price of the Series A Stock to reflect the issuance of the Warrants. Mr. Lamm disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

         As of the date hereof, Richard C. Dresdale may be deemed, by virtue of his relationships to the Fenway Funds, FPIP and FPIP Trust, to indirectly beneficially own a total of 22,683,213 shares of Common Stock of the Company consisting of 18,654,685 shares of the Company's Common Stock, 1,967,193 shares of Series A Stock convertible into 2,348,886 shares of the Company's Common Stock, and warrants exercisable for 1,679,642 shares of the Company's Common Stock, or approximately 29.9% of the sum of the Outstanding Shares and 4,028,528 shares of Common Stock issuable upon conversion of Series A Stock held by Fund II, FPIP and FPIP Trust, and exercise of warrants held by Fund I and Fund II. Fund II, FPIP and FPIP Trust are entitled to additional shares of Common Stock upon conversion of the Series A Stock

__________________

/1/ FPIP and FPIP Trust, each a Delaware LLC, make co-investments alongside the Fenway Funds. FPIP holds 240,304 shares of Common Stock and 6,479 shares of Series A Stock, currently convertible into approximately 7,736 shares of Common Stock, or approximately 0.3% of the sum of the Outstanding Shares and 7,736 shares of Common Stock issuable upon conversion of Series A Stock held by FPIP. FPIP Trust holds 141,112 shares of Common Stock and 3,071 shares of Series A Stock, currently convertible into approximately 3,666 shares of Common Stock, or approximately 0.2% of the sum of the Outstanding Shares and 3,666 shares of Common Stock issuable upon conversion of Series A Stock held by FPIP Trust. FPIP and FPIP Trust are entitled to additional shares of Common Stock upon conversion of the Series A Stock as a result of accumulated dividends payable in Series A Stock, and will be entitled to additional shares of Common Stock upon an adjustment to the Conversion Price of the Series A Stock to reflect the issuance of the Warrants. The managing member of each of FPIP and FPIP Trust is Fenway Partners, Inc., a Delaware corporation. The managing directors of Fenway Partners, Inc. are Peter Lamm, Richard C. Dresdale, Andrea Geisser, Mark R. Genender, and W. Gregg Smart, and the executive officers of Fenway Partners, Inc. are Peter Lamm (Chairman and Secretary), Richard C. Dresdale (President and Treasurer), and Joseph A. Domonkos (Chief Financial Officer). Messrs. Lamm and Dresdale constitute the board of directors of Fenway Partners, Inc., and are majority owners of Fenway Partners, Inc.

                              (Page 15 of 21 Pages)
as a result of accumulated dividends payable in Series A Stock, and will be entitled to additional shares of Common Stock upon an adjustment to the Conversion Price of the Series A Stock to reflect the issuance of the Warrants. Mr. Dresdale disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

         In accordance with Rule 13d-5(b)(1) under the 1934 Act and by virtue of the Securityholders Agreement, the Fenway Funds may be deemed to be part of a "group" for purposes of Section 13(d)(3) of the 1934 Act. Pursuant to the Securityholders Agreement, the Fenway Funds, FPIP and FPIP Trust have the right to designate three members of the board of directors of the Company, as described in Item 4. The Fenway Funds disclaim that they are part of a "group" by virtue of the Securityholders Agreement, and each disclaims beneficial ownership of all Common Stock held by any other party to the Securityholders Agreement.

         In accordance with Rule 13d-5(b)(1) under the 1934 Act and by virtue of the relationships described herein, the Reporting Persons may be deemed to be part of a "group" for purposes of Section 13(d)(3) of the 1934 Act. The Reporting Persons disclaim that they are part of a "group" by virtue of the relationships described herein, and each disclaims beneficial ownership of all Common Stock held by any other entity except to the extent of its pecuniary interest therein.

         (b) As of the date hereof, Fund I beneficially owns shares representing approximately 24.3% of the sum of the Outstanding Shares and 1,429,322 shares of Common Stock issuable upon exercise of warrants held by Fund I. Fund I has sole voting and dispositive power with respect to such shares.

         As of the date hereof, FP, as the sole general partner of Fund I, may be deemed to share voting and dispositive power with respect to shares currently held by Fund I, representing approximately 24.3% of the sum of the Outstanding Shares and 1,429,322 shares of Common Stock issuable upon exercise of warrants held by Fund I. The filing of this statement shall not be construed as an admission that FP or any of the Fenway Principals, Mr. Lamm or Mr. Dresdale are beneficial owners of such shares held by Fund I.

         As of the date hereof, FPMI, as the sole general partner of FP, the sole general partner of Fund I, may be deemed to share voting and dispositive power with respect to shares currently held by Fund I, representing approximately 24.3% of the sum of the Outstanding Shares and 1,429,322 shares of Common Stock issuable upon exercise of warrants held by Fund I. The filing of this statement shall not be construed as an admission that FPMI or any of the Fenway Principals, Mr. Lamm or Mr. Dresdale are beneficial owners of such shares held by Fund I.

         As of the date hereof, Fund II beneficially owns shares representing approximately 6.0% of the sum of the Outstanding Shares and 2,587,804 shares of Common Stock issuable upon conversion of Series A Stock and exercise of warrants held by Fund II. Fund II has sole voting and dispositive power with respect to such shares. Fund II is entitled to additional shares of Common Stock upon conversion of the Series A Stock as a result of accumulated dividends payable in Series A Stock, and will be entitled to additional shares of Common Stock upon an adjustment to the Conversion Price of the Series A Stock to reflect the issuance of the Warrants.

         As of the date hereof, FP II, as the sole general partner of Fund II, may be deemed to share voting and dispositive power with respect to shares currently held by Fund II, representing

                              (Page 16 of 21 Pages)
approximately 6.0% of the sum of the Outstanding Shares and 1,429,322 shares of Common Stock issuable upon exercise of warrants held by Fund I. Fund II is entitled to additional shares of Common Stock upon conversion of the Series A Stock as a result of accumulated dividends payable in Series A Stock, and will be entitled to additional shares of Common Stock upon an adjustment to the Conversion Price of the Series A Stock to reflect the issuance of the Warrants. The filing of this statement shall not be construed as an admission that FP II or any of the Fenway Principals, Mr. Lamm or Mr. Dresdale are beneficial owners of such shares held by Fund II.

         As of the date hereof, Peter Lamm, due to his relationships with the Fenway Funds, FPIP and FPIP Trust, may be deemed to share voting and dispositive power with respect to shares currently held by the Fenway Funds, FPIP and FPIP Trust representing approximately 29.9% of the sum of the Outstanding Shares and 4,028,528 shares of Common Stock issuable upon conversion of Series A Stock held by Fund II, FPIP and FPIP Trust, and exercise of warrants held by Fund I and Fund II. Fund II, FPIP and FPIP Trust are entitled to additional shares of Common Stock upon conversion of the Series A Stock as a result of accumulated dividends payable in Series A Stock, and will be entitled to additional shares of Common Stock upon an adjustment to the Conversion Price of the Series A Stock to reflect the issuance of the Warrants. The filing of this statement shall not be construed as an admission that Peter Lamm or any of the Fenway Principals are beneficial owners of such shares held by the Fenway Funds, FPIP or FPIP Trust.

         As of the date hereof, Richard C. Dresdale, due to his relationships with the Fenway Funds, FPIP and FPIP Trust, may be deemed to share voting and dispositive power with respect to shares currently held by the Fenway Funds, FPIP and FPIP Trust representing approximately 29.9% of the sum of the Outstanding Shares and 4,028,528 shares of Common Stock issuable upon conversion of Series A Stock held by Fund II, FPIP and FPIP Trust, and exercise of warrants held by Fund I and Fund II. Fund II, FPIP and FPIP Trust are entitled to additional shares of Common Stock upon conversion of the Series A Stock as a result of accumulated dividends payable in Series A Stock, and will be entitled to additional shares of Common Stock upon an adjustment to the Conversion Price of the Series A Stock to reflect the issuance of the Warrants. The filing of this statement shall not be construed as an admission that Richard C. Dresdale or any of the Fenway Principals are beneficial owners of such shares held by the Fenway Funds, FPIP or FPIP Trust.

         (c) Pursuant to the Note Agreement, Fund I, Fund II and other Note Investors, who are not Reporting Persons, acquired Notes and warrants to purchase Common Stock of the Company at an exercise price per share of $0.01 (subject to adjustment). Fund I acquired warrants immediately exercisable for 1,001,280 shares of the Company's Common Stock on July 8, 2002, in partial consideration for Fund I's purchase on June 27, 2002 of $7,152,000 aggregate principal amount of the Company's Notes for $6,937,440, and its purchase on July 2, 2002 of $4,768,000 aggregate principal amount of the Company's Notes for $4,624,960. On July 8, 2002, Fund II acquired warrants immediately exercisable for 250,320 shares of the Company's Common Stock, in partial consideration for Fund II's purchase on June 27, 2002 of $1,788,000 aggregate principal amount of the Company's Notes for $1,734,360, and its purchase on July 2, 2002 of $1,192,000 aggregate principal amount of the Company's Notes for $1,156,240. The other Note Investors, who are not Reporting Persons, on July 8, 2002, acquired warrants immediately exercisable for 848,400 shares of the Company's Common Stock, in partial consideration for their aggregate purchases on June 27, 2002 of $6,060,000 aggregate principal amount of the Company's Notes

                             (Page 17 of 21 Pages)
for $5,878,200, and their aggregate purchases on July 2, 2002 of $4,040,000 aggregate principal amount of the Company's Notes for $3,918,800.

         Pursuant to the Participation Agreement, Fund I and the other Subordinated Participants, who are not Reporting Persons, agreed to participate in the Company's senior credit facility to satisfy requirements of the Company's senior lenders, in consideration for which the Company issued warrants to purchase shares of its Common Stock pursuant to the Warrant Issuance Agreement. The number of warrants issued to the Subordinated Participants is subject to downward adjustment pursuant to the terms of the Warrant Issuance Agreement.
The exercise price of the warrants is $0.01 per share. Fund I agreed to participate, subject to the terms of the Participation Agreement, up to an aggregate amount of $5,959,683, and received warrants exercisable for 428,042 shares of Common Stock after November 1, 2002. The other Subordinated Participants, who are not Reporting Persons, agreed to participate, subject to the terms of the Participation Agreement, up to an aggregate amount of $4,040,317, and received warrants exercisable after November 1, 2002 for a total of 290,188 shares of Common Stock. The Participation Agreement terminated, pursuant to a Termination Agreement dated as of July 2, 2002, as contemplated by the Note Agreement.

         The issuance of the Warrants will cause an adjustment to the Conversion Price of the Series A Stock.

         (d) No person other than the Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this filing.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Statement are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         I Securities Purchase Agreement, dated as of September 20, 2000 (incorporated by reference to Exhibit 2.1 to the Aurora Foods Inc. Form 8-K filed September 21, 2000).

         II Amendment, dated as of September 19, 2000, to the Securityholders Agreement dated April 8, 1998, as amended (incorporated by reference to Exhibit 4.14 to the Aurora Foods Inc. Form 10-Q for the quarter ended September 30, 2000).

         III Certificate of Designation of the Powers, Preferences and Rights of the Series A Preferred Stock of the Company as certified by the Secretary of State of Delaware

                              (Page 18 of 21 Pages)
      on September 7, 2000 (incorporated by reference to Exhibit 3.1 to the Aurora Foods Inc. Form 8-K filed September 21, 2000).

IV Securityholders Agreement, dated as of April 8, 1998 (incorporated by reference to Exhibit 4.2 to the Aurora Foods Inc. Form S-1 filed April 22,
      1998).

V     Joint Filing Agreement, dated as of August 8, 2002.

VI    Warrant Issuance Agreement, dated as of May 1, 2002.

VII   Note Purchase Agreement, dated as of June 27, 2002.

VIII Amendment, dated as of May 1, 2002, to the Securityholders Agreement dated April 8, 1998, as amended.

IX Amendment, dated as of June 27, 2002, to the Securityholders Agreement dated April 8, 1998, as amended.

                              (Page 19 of 21 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   August 8, 2002

                            FENWAY PARTNERS CAPITAL FUND, L.P.
                            By:  Fenway Partners, L.P., its general partner
                            By: Fenway Partners Management, Inc., its general partner


                            By:  /s/ Richard C. Dresdale
                                 _______________________________________________
                                 Name: Richard C. Dresdale
                                 Title: Managing Director


                            By:  /s/ Peter Lamm
                                 _______________________________________________
                                 Name: Peter Lamm
                                 Title: Managing Director


                            FENWAY PARTNERS CAPITAL FUND II, L.P.
                            By:  Fenway Partners II, LLC, its general partner


                            By:  /s/ Richard C. Dresdale
                                 _______________________________________________
                                 Name: Richard C. Dresdale
                                 Title: Managing Director

                            By:  /s/ Peter Lamm
                                 _______________________________________________
                                 Name: Peter Lamm
                                 Title: Managing Director


                            FENWAY PARTNERS, L.P.
                            By: Fenway Partners Management, Inc., its general partner


                            By:  /s/ Richard C. Dresdale
                                 _______________________________________________
                                 Name: Richard C. Dresdale
                                 Title: Managing Director


                            By:  /s/ Peter Lamm
                                 _______________________________________________
                                 Name: Peter Lamm
                                 Title: Managing Director

                              (Page 20 of 21 Pages)

                                 FENWAY PARTNERS MANAGEMENT, INC.


                                 By:  /s/ Richard C. Dresdale
                                      __________________________________________
                                      Name: Richard C. Dresdale
                                      Title: Managing Director


                                 By:  /s/ Peter Lamm
                                      __________________________________________
                                      Name: Peter Lamm
                                      Title: Managing Director


                                 FENWAY PARTNERS II, LLC


                                 By:  /s/ Richard C. Dresdale
                                      __________________________________________
                                      Name: Richard C. Dresdale
                                      Title: Managing Director

                                 By:  /s/ Peter Lamm
                                      __________________________________________
                                      Name: Peter Lamm
                                      Title: Managing Director


                                 /s/ Peter Lamm
                                 _______________________________________________
                                 Peter Lamm


                                 /s/ Richard C. Dresdale
                                 _______________________________________________
                                 Richard C. Dresdale

                              (Page 21 of 21 Pages)

                                                                      SCHEDULE A

                              EXECUTIVE OFFICERS OF
                        FENWAY PARTNERS MANAGEMENT, INC.

Name/Title                        Business Address      Principal Occupation

Peter Lamm, Chief                 152 West 57th Street  Chairman and Secretary
Executive Officer, Chairman,      New York, NY  10019   of Fenway Partners, Inc.
Treasurer and Managing Director

Richard C. Dresdale,              152 West 57th Street  President and Treasurer
President, Secretary and          New York, NY  10019   of Fenway Partners, Inc.
Managing Director

Andrea Geisser, Vice              152 West 57th Street  Managing Director of
President and Managing            New York, NY  10019   Fenway Partners, Inc.
Director

Mark R. Genender, Vice            152 West 57th Street  Managing Director of
President and Managing            New York, NY  10019   Fenway Partners, Inc.
Director

W. Gregg Smart, Vice              152 West 57th Street  Managing Director of
President and Managing            New York, NY  10019   Fenway Partners, Inc.
Director

Joseph A. Domonkos,               152 West 57th Street  Chief Financial Officer
Vice President                    New York, NY  10019   of Fenway Partners, Inc.

                                                                      SCHEDULE B

                              EXECUTIVE OFFICERS OF
                             FENWAY PARTNERS II, LLC

Name/Title                   Business Address          Principal Occupation

Peter Lamm, Chief            152 West 57th Street      Chairman and Secretary of
Executive Officer,           New York, NY  10019       Fenway Partners, Inc.
Chairman, Treasurer and
Managing Director

Richard C. Dresdale,         152 West 57th Street      President and Treasurer
President, Secretary and     New York, NY  10019       of Fenway Partners, Inc.
Managing Director

Andrea Geisser, Vice         152 West 57th Street      Managing Director of
President and Managing       New York, NY  10019       Fenway Partners, Inc.
Director

Mark R. Genender, Vice       152 West 57th Street      Managing Director of
President and Managing       New York, NY  10019       Fenway Partners, Inc.
Director

W. Gregg Smart, Vice         152 West 57th Street      Managing Director of
President and Managing       New York, NY  10019       Fenway Partners, Inc.
Director

Joseph A. Domonkos,          152 West 57th Street      Chief Financial Officer
Vice President               New York, NY  10019       of Fenway Partners, Inc.